SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33 (a) of the

             Public Utility Holding Company Act of 1935, as amended

                            WILMINGTON TRUST COMPANY,
                         not in its individual capacity,
                              but solely as Trustee

                        (Name of foreign utility company)

                        FIRST FIDELITY INTERNATIONAL BANK

    (Name of filing company, if filed on behalf of a foreign utility company)


ITEM 1

         Foreign utility status is claimed by four grantor trusts established pursuant to Trust Agreements (Greifenstein 1999-1), (Greifenstein 1999-2), (Greifenstein 1999-3) and (Greifenstein 1999-4) each dated as of September 15, 1999 and between Wilmington Trust Company, a Delaware banking corporation, not in its individual capacity but solely as trustee (the "Trustee") and First Fidelity International Bank, an Edge Act corporation organized under the laws of the United States ("First Fidelity"). The beneficial owner of the trusts is First Fidelity. The Trustee will act as the head lessee and lessor of four equal undivided interests in a hydro-electric power plant with a combined turbine capacity of approximately 293 MW net (the "Greifenstein Facility") located on the Danube River near Greifenstein, Austria. The Greifenstein Facility is operated by Osterreichische Donaukraftwerke AG, a stock corporation organized under the laws of Austria ("ODW"). ODW will be the head lessor and lessee of the Greifenstein Facility.

ITEM 2

         Not applicable


Exhibit A

         Not applicable.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                            FIRST FIDELITY INTERNATIONAL BANK

                                            By:      /s/ M. B. Hamilton
                                                     -------------------------
                                                     Matthew B. Hamilton
                                                     Vice President


Date:    September 24, 1999